UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)*

                               Mirant Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60467R100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP NO. 60467R100               SCHEDULE 13D                PAGE 2 OF 5 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                        --------------------------------------------------------
 NUMBER OF                 8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                     -0-
  OWNED BY              --------------------------------------------------------
    EACH                   9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                        --------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 60467R100               SCHEDULE 13D                PAGE 3 OF 5 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                        --------------------------------------------------------
 NUMBER OF                 8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                     -0-
  OWNED BY              --------------------------------------------------------
    EACH                   9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                        --------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 60467R100               SCHEDULE 13D                PAGE 4 OF 5 PAGES
-------------------                                           ------------------

The Schedule 13D filed on June 1, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $.01 par value (the "Shares"), of Mirant Corporation (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D on June 12, 2006, Amendment No. 2 on June 15, 2006, and Amendment No. 3 on June 21, 2006, is hereby amended by this Amendment No. 4 to the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) The Reporting Persons beneficially own in the aggregate no Shares, constituting 0% of the Shares outstanding.

          (b) By virtue of beneficially owning no Shares, the Reporting Persons have the power to vote or direct the voting, and to dispose or direct the disposition, of no Shares.
          .
         (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected on the open market.

Jolly Roger Fund LP

        Trade Date        Shares Purchased (Sold)     Price per Share ($)
        ----------        -----------------------       -------------------
        11/14/2006                (152,500)                   29.02
        11/15/2006                (100,000)                   29.02
        11/17/2006                (100,000)                   29.01
        11/20/2006                 (48,569)                   29.12
        11/20/2006                 (48,570)                   29.00

Jolly Roger Offshore Fund LTD

        Trade Date        Shares Purchased (Sold)     Price per Share ($)
        ----------        -----------------------       -------------------
        11/09/2006                (300,000)                   29.80
        11/20/2006                (101,430)                   29.00
        11/20/2006                (151,431)                   29.12
        11/21/2006                 (30,000)                   29.12
        11/21/2006                (160,000)                   29.04
        11/21/2006                 (50,000)                   29.00
        11/22/2006                (250,000)                   29.03
        11/24/2006                (121,400)                   29.42
        11/27/2006                (381,800)                   29.45
        11/28/2006                (500,000)                   29.55
        11/28/2006                (293,516)                   29.50
        11/28/2006              (1,090,000)                   29.50
        11/29/2006                (270,000)                   30.02


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated as follows:

Pursuant to the Plan of Reorganization and purchases of rights thereafter, the Reporting Persons received the right to receive in exchange for the Reporting Persons' rights in the Issuer an additional number of Shares of common stock that were placed in escrow upon the Issuer exiting from Chapter 11 bankruptcy. The number of Shares of common stock that may be received by the Reporting Persons pursuant to such arrangements is dependent upon a number of factors, including the outcome of certain litigation involving the Issuer, is indeterminable at this time, and may be zero. Parties with whom such arrangements have been entered into include Paulson & Co., Inc., Imperial Capital, LLC and Bear Stearns Investment Products, Inc.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

-------------------                                           ------------------
CUSIP NO. 60467R100               SCHEDULE 13D                PAGE 5 OF 5 PAGES
-------------------                                           ------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2006

                                        PIRATE CAPITAL LLC


                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name: Thomas R. Hudson Jr.
                                            Title: Managing Member


                                            /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Thomas R. Hudson Jr.